Exhibit 12.1

Sealy Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(Dollars in thousands)	November 30, 2003		December 1, 2002		December 2, 2001	November 26, 2000		November 28, 1999
Pre-tax income from operations	36,465		24,151		(8,464)	57,372		32,382

Fixed charges:
Interest expense and amortization of debt discount and financing costs	68,525		72,571		78,047	69,009		65,991
Rentals - 33% (b)	4,543		4,551		4,407	3,305		3,476

Total Fixed charges	73,068		77,122		82,454	72,314		69,467

Earnings before income taxes and fixed charges	109,533		101,273		73,990	129,686		101,849

Ratio of earnings to fixed charges (a)	1.5	x	1.3	x	—	1.8	x	1.5	x

(a)	For the year ended December 2, 2001, earnings were insufficient to cover fixed charges by $8.5 million.
(b)	The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company’s operating leases.